# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Liberty Media Corporation, CIK 0001560385
CUSIP: 531229771
Title of class of securities: Series A Liberty Formula One Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Date of event which requires filing of this statement: 03/30/2026
Filed by CIK 0000937797
Persons authorized to receive notices and communications: John C. Malone, c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112, (720)-875-5400

## Reporting persons
- John C. Malone (CIK 0000937797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 491,170; shared voting power 0; sole dispositive power 491,170; shared dispositive power 0; aggregate amount beneficially owned 491,170 (2% of the class)
  Comment: Note to Rows 7, 9 and 11:
  
  (A) Includes 25,444 shares of Liberty Media Corporation's (the "Issuer") Series A Liberty Formula One common stock, par value $0.01 per share (the "Series A Liberty Formula One Common Stock") held in a revocable trust (the "LM Revocable Trust") with respect to which John C. Malone ("Mr. Malone") and Mr. Malone's wife, Mrs. Leslie Malone ("Mrs. Malone"), are trustees. Mrs. Malone has the right to revoke the LM Revocable Trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.
  
  (B) Includes 62,500 shares of Series A Liberty Formula One Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership.
  
  (C) Includes (i) 153,226 shares of Series A Liberty Formula One Common Stock and (ii) 250,000 shares of Series A Liberty Formula One Common Stock underlying over-the-counter put options sold by Mr. Malone, in each case held in a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee. See Item 3. Mr. Malone has the right to revoke the JM Revocable Trust at any time.
  
  (D) Does not include shares of Series A Liberty Formula One Common Stock issuable upon conversion of the 2,316,537 shares of Series B Liberty Formula One Common Stock, par value $0.01 per share (the "Series B Liberty Formula One Common Stock") beneficially owned by Mr. Malone; however, if such shares of Series A Liberty Formula One Common Stock were included, Mr. Malone would have beneficial ownership of 2,807,707 shares of Series A Liberty Formula One Common Stock and Mr. Malone's beneficial ownership of Series A Liberty Formula One Common Stock would be 10.7% of the outstanding shares of Series A Liberty Formula One Common Stock, subject to the relevant footnotes set forth herein.
  
  Note to Row 13:
  
  Calculated based upon the 23,991,058 shares of Series A Liberty Formula One Common Stock outstanding as of March 23, 2026, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 26, 2026. Each share of Series A Liberty Formula One Common Stock is entitled to one vote, and each share of Series B Liberty Formula One Common Stock is entitled to ten votes. After giving effect to all of the voting equity securities of the Issuer beneficially owned by Mr. Malone, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.49% of the voting power with respect to a general election of directors of the Issuer. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Series A Liberty Formula One Common Stock, par value $0.01 per share
Name of issuer: Liberty Media Corporation
Address of issuer's principal executive offices: 12300 Liberty Boulevard, Englewood, Colorado (CO), 80112
Comment: This Amendment No. 10 to Schedule 13D (this "Amendment," and together with the Schedule 13D (as defined below), the "Statement") amends the statement on Schedule 13D originally filed by John C. Malone ("Mr. Malone" or the "Reporting Person") with the Securities and Exchange Commission (the "SEC") on January 22, 2013 (the "Original Statement"), as amended by Amendment No. 1 filed with the SEC by Mr. Malone on December 27, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC by Mr. Malone on April 27, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC by Mr. Malone on September 14, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC by Mr. Malone on July 30, 2021 ("Amendment No. 4"), Amendment No. 5 filed with the SEC by Mr. Malone on June 8, 2023 ("Amendment No. 5"), Amendment No. 6 filed with the SEC by Mr. Malone on July 20, 2023 ("Amendment No. 6"), Amendment No. 7 filed with the SEC by Mr. Malone on August 8, 2023 ("Amendment No. 7"), Amendment No. 8 filed with the SEC by Mr. Malone on December 11, 2023 ("Amendment No. 8") and Amendment No. 9 filed with the SEC by Mr. Malone with the SEC on September 11, 2024 ("Amendment No. 9" and, together with the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8, the "Schedule 13D"), and relates to the Series A Liberty Formula One common stock, par value $0.01 per share (the "Series A Liberty Formula One Common Stock") of Liberty Media Corporation (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 2. Identity and Background
Name of person filing: The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112. Mr. Malone is the Chairman Emeritus of the Board of Directors of the Issuer.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented to include the following information:

On March 30, 2026, Mr. Malone wrote over-the-counter put options to a financial institution counterparty representing the obligation by the financial institution to sell to Mr. Malone an aggregate of 250,000 shares of Series A Liberty Formula One Common Stock at a strike price of $71.7531, which was determined pursuant to a formula based on the weighted average prices of the Series A Liberty Formula One Common Stock at which the financial institution established its initial hedge position in respect of the put options.

The put options are European style and may be settled physically or in cash at the option of Mr. Malone. The put options expire in three approximately equal components on March 29, 2027, March 30, 2027 and March 31, 2027.

Mr. Malone received a premium of approximately $1,284,000, in the aggregate, for writing the puts.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information contained in Item 4 of the Schedule 13D is hereby supplemented to delete the last three paragraphs thereof and supplemented to include the following information:

Mr. Malone holds and has acquired the shares of Series A Liberty Formula One Common Stock described herein for investment purposes.

Other than as described herein, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional shares of Series A Liberty Formula One Common Stock or (ii) to dispose of all or a portion of his holdings of shares of Series A Liberty Formula One Common Stock. In reaching any determination as to his future course of action, Mr. Malone may take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Series A Liberty Formula One Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Malone beneficially owns 491,170 shares of Series A Liberty Formula One Common Stock (including (A) 25,444 shares held by a revocable trust (the "LM Revocable Trust") with respect to which Mr. Malone and his wife are trustees and as to which shares Mr. Malone disclaims beneficial ownership, (B) 62,500 shares of Series A Liberty Formula One Common Stock held by the Malone Family Land Preservation Foundation, as to which shares Mr. Malone disclaims beneficial ownership and (C) (i) 153,226 shares of Series A Liberty Formula One Common Stock and (ii) 250,000 shares of Series A Liberty Formula One Common Stock underlying over-the-counter put options sold by Mr. Malone, in each case held by a revocable trust (the "JM Revocable Trust") with respect to which Mr. Malone is trustee, which represent approximately 2.0% of the outstanding shares of Series A Liberty Formula One Common Stock, calculated based upon the 23,991,058 shares of Series A Liberty Formula One Common Stock outstanding as of March 23, 2026, as reported by the Issuer in its Definitive Proxy Statement on Schedule 14A, filed with the SEC on March 26, 2026. Each share of Series A Liberty Formula One Common Stock is entitled to one vote, and each share of the Issuer's Series B Liberty Formula One Common Stock, par value $0.01 per share, is entitled to ten votes. After giving effect to all of the voting equity securities of the Issuer owned by Mr. Malone, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 49.49% of the voting power with respect to a general election of directors of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Malone and, to his knowledge, the LM Revocable Trust, the Malone Family Land Preservation Foundation and the JM Revocable Trust each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Series A Liberty Formula One Common Stock, except with respect to the shares of Series A Liberty Formula One Common Stock underlying over-the-counter puts held by the JM Revocable Trust, over which Mr. Malone has no power to vote or dispose of, or direct the voting or disposition of, the shares until such time as the puts are exercised.
Transactions in the class effected during the past sixty days: Other than as described herein, Mr. Malone has not effected any transactions in the Series A Liberty Formula One Common Stock during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to include the following information:

The information set forth in Item 3 hereof is incorporated herein by reference.

## Signatures
- John C. Malone: /s/ John C Malone, John C. Malone (03/31/2026)